20012697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 12th Street NW, Suite 700
(No. and Street)

Washington	DC	20004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey C Bogushefsky - 571-405-3326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

8350 Broad Street Suite 900	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member and Management Committee
FTI Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying FTI Capital Advisor, LLC's Exemption Report (the Exemption Report), in which (1) FTI Capital Advisors, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

McLean, Virginia
March 19, 2020

FTI

CAPITAL ADVISORS

Member FINRA / MSRB / SIPC

FTI Capital Advisors, LLC
8251 Greensboro Drive 4th floor
McLean, VA 22102
571.405.3326
www.fticonsulting.com

FTI Capital Advisors, LLC. Exemption Report

FTI Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FTI Capital Advisors, LLC

I, Jeffrey C Bogushefsky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Vice President, Financial Operations

March 19, 2020

KPMG

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Independent Accountants' Report on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member and Management Committee
FTI Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2019, which were agreed to by FTI Capital Advisors, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. No overpayments were made on the original Form SIPC-7 as compared to the current assessment.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

McLean, Virginia
March 19, 2020

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,119,312
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 12,119,312
2e. General Assessment @ .0015	$ 18,179 (to page 1, line 2.A.)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1461******************MIXED AADC 220
65587 FINRA DEC
FTI CAPITAL ADVISORS LLC
555 12TH ST NW STE 7
WASHINGTON, DC 20004-1212

Securities and Exchange Commission
Trading and Markets
MAR 25 2020
RECEIVED

SEC Mail Processing
MAR 23 2020
Washington, DC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 18,179

B. Less payment made with SIPC-6 filed (exclude interest) (12,636)

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,542

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,542

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FTI Capital Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20____.

Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

OATH OR AFFIRMATION

I, Jeffrey C Bogushefsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP - Financial Operations

Title

Notary Public Expires 1/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FTI CAPITAL ADVISORS, LLC

Table of Contents

KPMG

KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Member and Management Committee
FTI Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2006.

McLean, Virginia
March 19, 2020

FTI CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 12,346,265
Accounts receivable, net of allowance of $4,500	1,124,336
Other current assets	119,120
Total assets	$ 13,589,721
Liabilities and Member's Equity	
Due to parent	$ 2,035,155
Unearned income	215,428
Accrued compensation and other	1,892,045
Total Liabilities	4,142,628
Member's equity	9,447,093
Total liabilities and member's equity	$ 13,589,721

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2019

Professional advisory services revenue	$	12,119,312
Expenses:		
Employee compensation and related benefits		7,041,283
Marketing and business development		31,162
Legal and professional fees		38,849
Travel and entertainment		29,376
Rent and occupancy		161,988
Communications and data processing		8,912
Other expenses		710,798
Total expenses		8,022,368
Net income	$	4,096,944

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2019

Balance at December 31, 2018	$	11,350,149
Net income		4,096,944
Distributions		(6,000,000)
Balance at December 31, 2019	$	9,447,093

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities:		
Net income	$	4,096,944
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		-
Changes in operating assets and liabilities		
Accounts receivable		(458,415)
Unearned income		(268,052)
Accrued compensation and other		(1,578,952)
Due to parent		4,914,613
Net cash provided by operating activities		6,706,138
Financing Activities:		
Distributions to equity members		(6,000,000)
Net cash used in financing activities		(6,000,000)
Net increase in cash		706,138
Cash at beginning of year		11,640,127
Cash at end of year	$	12,346,265

See accompanying notes to financial statements.

FTI CAPITAL ADVISORS, LLC

Notes to Financial Statements

December 31, 2019

(1) Organization and Significant Accounting Policies

(a) Organization

FTI Capital Advisors, LLC (the Company), a Maryland limited liability company, acts as a financial advisor and an investment bank for private and public companies. The Company is a wholly owned subsidiary of FTI Consulting, Inc. (FTI Consulting). FTI Consulting is a leading global business advisory firm dedicated to helping organizations protect and enhance their enterprise value. FTI Consulting operates through five reportable segments: Corporate Finance & Restructuring, Forensic and Litigation Consulting, Economic Consulting, Technology, and Strategic Communications. The Company obtains all of its management and administrative services from FTI Consulting pursuant to a management service agreement (Note 2). Further, FTI Consulting provides financial support in the form of member equity contributions, when needed, to allow the Company to maintain compliance with regulatory net capital requirements and working capital to allow the Company to fund its operations. FTI Consulting intends to continue to support the operations of the Company. In the absence of this significant direct support, the Company would be required to seek alternative funding, which may not be available or may need to curtail its operations. The Company will exist for an indefinite life unless terminated sooner in accordance with its membership agreement.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company does not engage in security trading activities, nor does the Company hold customer funds in its business activities. The Company is exempt from SEC Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Revenue Recognition

The Company derived its revenue from professional advisory services for the year ended December 31, 2019. Revenue generating activities are provided under fixed-fee, success fee, and time and material billing arrangements. Generally, under fixed-fee arrangements, the client agrees to pay a pre-established fee in exchange for a predetermined set of professional services. We recognize revenues for these arrangements based on the proportional performance related to individual performance obligations within each arrangement. In success fee arrangements, our fees are based on the attainment of contractually defined objectives with our client, such as completing a business transaction or assisting the client in achieving a specific business objective. When our performance obligation(s) are satisfied over time, we determine the transaction price based on the expected probability of achieving the agreed-upon outcome and recognize revenues earned to date by applying the proportional performance method. Time and expense arrangements require the client to pay us based on the number of hours worked at contractually agreed-upon rates. We recognize revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical

expedient because we have a right to consideration for services completed to date. When a time and expense arrangement has a not-to-exceed or "cap" amount and we expect to perform work in excess of the cap, we recognize revenues up to the cap amount specified by the client based on the proportional performance related to the individual obligations within each arrangement.

(d) Accounts Receivable and Concentration of Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivables to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. In 2019, the Company had five clients that represented 76% of its annual revenue. The Company had five clients that aggregated 73% of total accounts receivable as of December 31, 2019.

(e) Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Income taxes have not been allocated to the Company as: (a) there is no contractual tax-sharing agreement between the Company and its parent, (b) distributions to the member have not been made specifically to service any tax obligations of the parent, and (c) there is no present intention to enter into a tax-sharing agreement or to make future distributions specifically to service any tax obligations of the parent. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

(f) Fair Value of Financial Instruments

We consider the recorded value of our financial assets and liabilities, which consists primarily of accounts receivable and accounts payable to approximate the fair value of the respective assets and liabilities at December 31, 2019, based on the short-term nature of the assets and liabilities. The due from parent has no set maturity date or stated interest and is owed from a related party (Note 2). The carrying value approximates the fair value.

(g) Subsequent Events

Subsequent events have been evaluated through March 19, 2020, the date the financial statements were available to be issued.

(2) Related Party Transactions

The Company operates under a management service agreement with FTI Consulting, which continues through December 1, 2020 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30-days' notice. Under the agreement, FTI Consulting provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment, and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations, and associations, facilitating the processing of payroll, insurance, and employee benefit administration, providing legal,

financial, marketing, and sales support services, and other administrative services agreed to from time to time by both parties.

Professional services of the Company are provided by employees of FTI Consulting assigned to the Company during their performance under the contract. FTI Consulting charges the Company for the direct costs and related benefits of the employees assigned to the Company. In the current year, there was $1,783,966 charged to the Company, which is included in employee compensation and related benefits on the accompanying statement of operations.

There are currently eight employees of the Company, for which the Company incurred $5,257,317 for direct costs and related benefits. During 2019, the Company was charged $65,810 for matching contributions to the FTI Consulting 401(k) plan made by FTI Consulting on behalf of the employee assigned to the Company, which is included in employee compensation and related benefits on the accompanying statement of operations.

FTI Consulting is responsible for the payment of all of the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any governmental agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of FTI Consulting assigned to the Company. The Company prepays or reimburses FTI Consulting for these expenses through intercompany payments, typically on a quarterly basis, which results in either a due to parent or a due from parent balance.

Certain allocated expenses such as rent, utilities, and other overhead costs are included in other expenses on the accompanying statement of operations. Allocated non-salary employee expenses totaled $786,178 for the year ended December 31, 2019.

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2019, the Company had net capital of $8,203,637 which was $7,927,462 in excess of the required net capital of $276,175. Net capital is defined as net member's equity less nonallowable assets. Nonallowable assets are generally all assets that are not highly liquid.

(4) Revenues

Revenues recognized during the current period may include revenues recognized from performance obligations satisfied or partially satisfied in previous periods. This primarily occurs when the estimated transaction price has changed based on a re-assessment of the expected probability of achieving the agreed-upon outcome for our performance-based and contingent arrangements, resulting in a catch-up adjustment for service provided in previous periods. The aggregate amount of revenues recognized related to the catch-

up adjustment due to a change in the transaction price during the year ended December 31, 2019 was $1,940,460.

Unfulfilled performance obligations represent the remaining contract transaction prices allocated to the performance obligations that are unsatisfied, or partially unsatisfied, and therefore revenues have not yet been recorded. Unfulfilled performance obligations primarily consist of the remaining fees not yet recognized under our proportional performance method for both our fixed fee arrangements and the portion of performance-based and contingent arrangements that we have deemed probable. As of December 31, 2019, the aggregate amount of the transaction price allocated to unfulfilled performance obligations was zero. We elected to utilize the optional exemption which excludes fixed fee, performance-based and contingent arrangements with an original expected duration of one year or less and to exclude our time and expense arrangements for which revenues are recognized using the right-to-invoice practical expedient from this disclosure.

Contract assets are defined as assets for which we have recorded revenue because we determined that it is probable that we will earn a performance-based or contingent fee, but we are not yet entitled to receive our fees because certain events, such as completion of the measurement period or client approval, must occur. The contract asset balance was zero as of December 31, 2019.

SUPPLEMENTAL INFORMATION

FTI CAPITAL ADVISORS, LLC

Computation Net Capital Pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital:		
Total members equity	$	9,447,093
Deductions:		
Nonallowable assets:		
Due From Parent		-
Accounts receivable, net		1,124,336
Prepaid expenses		119,120
Fixed assets, net		-
Total deductions		1,243,456
Net capital		8,203,637
Computation of alternative net capital requirement:		
Net capital requirement (minimum)		276,175
Excess net capital	$	7,927,462

There were no material differences between the above Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2019 Part IIA FOCUS Filing dated March 19, 2020.

See accompanying report of independent registered public accounting firm.

FTI CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3

December 31, 2019

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

FTI CAPITAL ADVISORS, LLC

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2019

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.